Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax Mark A. Haddad Boston Office 617.832.1724
October 17, 2008	mhaddad@foleyhoag.com

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549-0303

Mail Stop 3720

Attention:	Larry Spirgel, Assistant Director
Scott G. Hodgdon, Attorney-Advisor

Re:	CRA International, Inc.
Form 10-K for the year ended November 24, 2007
File No. 000-24049
Supplemental Response Provided on October 3, 2008

Dear Mr. Spirgel:

Set forth below, on behalf of our client CRA International, Inc., or CRA, is a response to the comment of the Staff on the above filing in your letter dated October 6, 2008, which responded to CRA’s response dated October 3, 2008 to your initial letter dated September 19, 2008.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, pages 13-18

1.     We note your response to prior comments 4 and 5. In future periods, please provide more detail as to the method or formula used to determine the level of performance-based annual incentive compensation awarded for the period. In addition, if competitive harm concerns prevent you from disclosing more specific quantitative goals and objectives related to particular business units and practices, provide more detail as to what types of goals and objectives were used and how much they contributed to the overall amount of performance-based annual incentive compensation awarded to a particular named executive officer.

BOSTON   |   WASHINGTON   |   EMERGING ENTERPRISE CENTER   |   FOLEYHOAG.COM

Response to Comment 1:

In future filings, CRA will revise its disclosure to provide additional detail in accordance with the Staff’s comment.

Please direct any questions concerning this response letter to the undersigned at (617) 832-1724.

Thank you for your continued courtesy and consideration.

Very truly yours,

/s/ Mark A. Haddad

Mark A. Haddad

MAH:bjv

cc:	Jonathan D. Yellin
William R. Kolb